UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

ADAMAS PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

00548A106

(CUSIP Number)

Mohr Davidow Ventures

3000 Sand Hill Road, #3-290

Menlo Park, California 94025

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 14, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See  §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00548A106

1	Names of Reporting Persons: MDV VII, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒[1]
	(b)	☐

3	SEC Use Only:

4	Source of Funds (See Instructions): OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 4,619,796[2]

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 4,619,796[2]

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,619,796[2]

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 21.0%[3]

14	Type of Reporting Person (See Instructions): PN

1          MDV VII, L.P. (“MDV VII”), MDV VII Leaders’ Fund, L.P. (“MDV VII Leaders”), MDV ENF VII(A), L.P. (“MDV ENF VII(A)”), MDV ENF VII(B), L.P. (“MDV ENF VII(B)”), MDV IX, L.P. (“MDV IX”), MDV ENF IX, L.P. (“MDV ENF IX”), Seventh MDV Partners, L.L.C., the general partner of MDV VII, as nominee for MDV VII, MDV VII Leaders, MDV ENF VII(A) and MDV ENF VII(B) (“MDV VII GP”), Ninth MDV Partners, L.L.C., the general partner of MDV IX, as nominee for MDV IX and MDV ENF IX (“MDV IX GP”), Jonathan Feiber,  a managing member of MDV VII GP and MDV IX GP (“Feiber”), Nancy Schoendorf, a managing member of MDV IX GP (“Schoendorf”), and William Ericson, a managing member of MDV IX GP and a member of the Issuer’s board of directors (“Ericson”), are members of a group for purposes of this Schedule 13D.

2          Includes (i) 4,331,804 shares of Common Stock held by MDV VII; and (ii) 287,992 shares of Common Stock held by MDV IX.

3          This percentage is calculated based upon 21,982,429 shares of Common Stock outstanding as of October 31, 2016 set forth in the Company’s 10-Q, filed with the SEC on November 3, 2016.

CUSIP No. 00548A106

1	Names of Reporting Persons: MDV VII Leaders’ Fund, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒[1]
	(b)	☐

3	SEC Use Only:

4	Source of Funds (See Instructions): OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 4,619,796[2]

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 4,619,796[2]

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,619,796[2]

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 21.0%[3]

14	Type of Reporting Person (See Instructions): PN

1          MDV VII, MDV VII Leaders, MDV ENF VII(A), MDV ENF VII(B), MDV IX, MDV ENF IX, MDV VII GP, MDV IX GP, Feiber, Schoendorf and Ericson are members of a group for purposes of this Schedule 13D.

2          Includes (i) 4,331,804 shares of Common Stock held by MDV VII; and (ii) 287,992 shares of Common Stock held by MDV IX.

3          This percentage is calculated based upon 21,982,429 shares of Common Stock outstanding as of October 31, 2016 set forth in the Company’s 10-Q, filed with the SEC on November 3, 2016.

CUSIP No. 00548A106

1	Names of Reporting Persons: MDV ENF VII(A), L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒[1]
	(b)	☐

3	SEC Use Only:

4	Source of Funds (See Instructions): OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 4,619,796[2]

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 4,619,796[2]

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,619,796[2]

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 21.0%[3]

14	Type of Reporting Person (See Instructions): PN

1          MDV VII, MDV VII Leaders, MDV ENF VII(A), MDV ENF VII(B), MDV IX, MDV ENF IX, MDV VII GP, MDV IX GP, Feiber, Schoendorf and Ericson are members of a group for purposes of this Schedule 13D.

2          Includes (i) 4,331,804 shares of Common Stock held by MDV VII; and (ii) 287,992 shares of Common Stock held by MDV IX.

3          This percentage is calculated based upon 21,982,429 shares of Common Stock outstanding as of October 31, 2016 set forth in the Company’s 10-Q, filed with the SEC on November 3, 2016.

CUSIP No. 00548A106

1	Names of Reporting Persons: MDV ENF VII(B), L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒[1]
	(b)	☐

3	SEC Use Only:

4	Source of Funds (See Instructions): OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 4,619,796[2]

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 4,619,796[2]

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,619,796[2]

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 21.0%[3]

14	Type of Reporting Person (See Instructions): PN

1          MDV VII, MDV VII Leaders, MDV ENF VII(A), MDV ENF VII(B), MDV IX, MDV ENF IX, MDV VII GP, MDV IX GP, Feiber, Schoendorf and Ericson are members of a group for purposes of this Schedule 13D.

2          Includes (i) 4,331,804 shares of Common Stock held by MDV VII; and (ii) 287,992 shares of Common Stock held by MDV IX.

3          This percentage is calculated based upon 21,982,429 shares of Common Stock outstanding as of October 31, 2016 set forth in the Company’s 10-Q, filed with the SEC on November 3, 2016.

CUSIP No. 00548A106

1	Names of Reporting Persons: Seventh MDV Partners, L.L.C.

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒[1]
	(b)	☐

3	SEC Use Only:

4	Source of Funds (See Instructions): OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 4,619,796[2]

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 4,619,796[2]

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,619,796[2]

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 21.0%[3]

14	Type of Reporting Person (See Instructions): OO

1     MDV VII, MDV VII Leaders, MDV ENF VII(A), MDV ENF VII(B), MDV IX, MDV ENF IX, MDV VII GP, MDV IX GP, Feiber, Schoendorf and Ericson are members of a group for purposes of this Schedule 13D.

2          Includes (i) 4,331,804 shares of Common Stock held by MDV VII; and (ii) 287,992 shares of Common Stock held by MDV IX.

3          This percentage is calculated based upon 21,982,429 shares of Common Stock outstanding as of October 31, 2016 set forth in the Company’s 10-Q, filed with the SEC on November 3, 2016.

CUSIP No. 00548A106

1	Names of Reporting Persons: MDV IX, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒[1]
	(b)	☐

3	SEC Use Only:

4	Source of Funds (See Instructions): OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 4,619,796[2]

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 4,619,796[2]

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,619,796[2]

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 21.0%[3]

14	Type of Reporting Person (See Instructions): PN

1     MDV VII, MDV VII Leaders, MDV ENF VII(A), MDV ENF VII(B), MDV IX, MDV ENF IX, MDV VII GP, MDV IX GP, Feiber, Schoendorf and Ericson are members of a group for purposes of this Schedule 13D.

2     Includes (i) 4,331,804 shares of Common Stock held by MDV VII; and (ii) 287,992 shares of Common Stock held by MDV IX.

3     This percentage is calculated based upon 21,982,429 shares of Common Stock outstanding as of October 31, 2016 set forth in the Company’s 10-Q, filed with the SEC on November 3, 2016.

CUSIP No. 00548A106

1	Names of Reporting Persons: MDV ENF IX, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒[1]
	(b)	☐

3	SEC Use Only:

4	Source of Funds (See Instructions): OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 4,619,796[2]

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 4,619,796[2]

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,619,796[2]

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 21.0%[3]

14	Type of Reporting Person (See Instructions): PN

1     MDV VII, MDV VII Leaders, MDV ENF VII(A), MDV ENF VII(B), MDV IX, MDV ENF IX, MDV VII GP, MDV IX GP, Feiber, Schoendorf and Ericson are members of a group for purposes of this Schedule 13D.

2     Includes (i) 4,331,804 shares of Common Stock held by MDV VII; and (ii) 287,992 shares of Common Stock held by MDV IX.

3     This percentage is calculated based upon 21,982,429 shares of Common Stock outstanding as of October 31, 2016 set forth in the Company’s 10-Q, filed with the SEC on November 3, 2016.

CUSIP No. 00548A106

1	Names of Reporting Persons: Ninth MDV Partners, L.L.C.

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒[1]
	(b)	☐

3	SEC Use Only:

4	Source of Funds (See Instructions): OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 4,619,796[2]

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 4,619,796[2]

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,619,796[2]

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 21.0%[3]

14	Type of Reporting Person (See Instructions): OO

1     MDV VII, MDV VII Leaders, MDV ENF VII(A), MDV ENF VII(B), MDV IX, MDV ENF IX, MDV VII GP, MDV IX GP, Feiber, Schoendorf and Ericson are members of a group for purposes of this Schedule 13D.

2     Includes (i) 4,331,804 shares of Common Stock held by MDV VII; and (ii) 287,992 shares of Common Stock held by MDV IX.

3     This percentage is calculated based upon 21,982,429 shares of Common Stock outstanding as of October 31, 2016 set forth in the Company’s 10-Q, filed with the SEC on November 3, 2016.

CUSIP No. 00548A106

1	Names of Reporting Persons: Jonathan Feiber

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒[1]
	(b)	☐

3	SEC Use Only:

4	Source of Funds (See Instructions): OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 4,619,796[2]

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 4,619,796[2]

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,619,796[2]

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 21.0%[3]

14	Type of Reporting Person (See Instructions): IN

1          MDV VII, MDV VII Leaders, MDV ENF VII(A), MDV ENF VII(B), MDV IX, MDV ENF IX, MDV VII GP, MDV IX GP, Feiber, Schoendorf and Ericson are members of a group for purposes of this Schedule 13D.

2          Includes (i) 4,331,804 shares of Common Stock held by MDV VII; and (ii) 287,992 shares of Common Stock held by MDV IX.

3          This percentage is calculated based upon 21,982,429 shares of Common Stock outstanding as of October 31, 2016 set forth in the Company’s 10-Q, filed with the SEC on November 3, 2016.

CUSIP No. 00548A106

1	Names of Reporting Persons: Nancy Schoendorf

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒[1]
	(b)	☐

3	SEC Use Only:

4	Source of Funds (See Instructions): OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 4,619,796[2]

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 4,619,796[2]

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,619,796[2]

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 21.0%[3]

14	Type of Reporting Person (See Instructions): IN

1      MDV VII, MDV VII Leaders, MDV ENF VII(A), MDV ENF VII(B), MDV IX, MDV ENF IX, MDV VII GP, MDV IX GP, Feiber, Schoendorf and Ericson are members of a group for purposes of this Schedule 13D.

2      Includes (i) 4,331,804 shares of Common Stock held by MDV VII; and (ii) 287,992 shares of Common Stock held by MDV IX.

3      This percentage is calculated based upon 21,982,429 shares of Common Stock outstanding as of October 31, 2016 set forth in the Company’s 10-Q, filed with the SEC on November 3, 2016.

CUSIP No. 00548A106

1	Names of Reporting Persons: William Ericson

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒[1]
	(b)	☐

3	SEC Use Only:

4	Source of Funds (See Instructions): OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 49,000[2]

	8	Shared Voting Power: 4,619,796[3]

	9	Sole Dispositive Power: 49,000[2]

	10	Shared Dispositive Power: 4,619,796[3]

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,668,796

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 21.2%[4]

14	Type of Reporting Person (See Instructions): IN

1      MDV VII, MDV VII Leaders, MDV ENF VII(A), MDV ENF VII(B), MDV IX, MDV ENF IX, MDV VII GP, MDV IX GP, Feiber, Schoendorf and Ericson are members of a group for purposes of this Schedule 13D.

2      Consists of 49,000 shares of Common Stock issuable upon exercise of options held by Ericson, which are subject to an early exercise right and may be exercised in full prior to vesting.

3      Includes (i) 4,331,804 shares of Common Stock held by MDV VII; and (ii) 287,992 shares of Common Stock held by MDV IX.

4      This percentage is calculated based upon 21,982,429 shares of Common Stock outstanding as of October 31, 2016 set forth in the Company’s 10-Q, filed with the SEC on November 3, 2016.

CUSIP No. 00548A106

Item 1.	Security and Issuer.

The principal executive offices of the Issuer are located at 1900 Powell St., Suite 750, Emeryville, California 94608.

This Amendment No. 2 to Schedule 13D (the “Amendment”) is being filed as an amendment to the original statement on Schedule 13D relating to the Common Stock, $0.001 par value per share (“Common Stock”) of Adamas Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”) as filed with the Securities and Exchange Commission (the “SEC”) on April 25, 2014 (the “Original Schedule 13D”), as amended by Amendment No. 1 as filed with the Securities and Exchange Commission on February 11, 2016.  This Amendment is being filed by the Reporting Persons to report the purchases between September 2, 2016 and September 14, 2016 of an aggregate of 259,118 shares of the Issuer’s Common Stock.

Items 4 and 5 and Schedule A to the Original Schedule 13D are hereby amended and supplemented to the extent hereinafter expressly set forth and, except as amended and supplemented hereby, the Original Schedule 13D remains in full force and effect.  All capitalized terms used in this Agreement but not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D.

Item 2.	Identity and Background.
(a)

This Schedule 13D is filed by MDV VII, L.P. (“MDV VII”), MDV VII Leaders’ Fund, L.P. (“MDV VII Leaders”), MDV ENF VII(A), L.P. (“MDV ENF VII(A)”), MDV ENF VII(B), L.P. (“MDV ENF VII(B)” and together with MDV VII, MDV VII Leaders and MDV ENF VII(A), the “MDV VII Funds”), MDV IX, L.P. (“MDV IX”), MDV ENF IX, L.P. (“MDV ENF IX” and together with MDV IX, the “MDV IX Funds”), Seventh MDV Partners, L.L.C., the general partner of MDV VII, as nominee for the MDV VII Funds (“MDV VII GP”), Ninth MDV Partners, L.L.C., the general partner of MDV IX, as nominee for the MDV IX Funds (“MDV IX GP”), Jonathan Feiber,  a managing member of MDV VII GP and MDV IX GP (“Feiber”), Nancy Schoendorf, a managing member of MDV IX GP (“Schoendorf”), and William Ericson, a managing member of MDV IX GP and a member of the Issuer’s board of directors (“Ericson” and collectively with the MDV VII Funds, the MDV IX Funds, MDV VII GP, MDV IX GP, Feiber and Schoendorf, the “Reporting Persons.”).

(b)	The address of the principal place of business of each of the Reporting Persons is 777 Mariners Island Blvd, Suite 550, San Mateo, California 94404.

(c)	The principal business of each of the Reporting Persons is a venture capital investment business.

(d)	During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in such Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Each of the MDV VII Funds and the MDV IX Funds is a Delaware limited partnership, each of MDV VII GP and MDV IX GP is a Delaware limited liability company, and each of Feiber, Schoendorf and Ericson is a United States citizen.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of Item 4:

Between September 2, 2016 and September 14, 2016, the Reporting Person purchased an aggregate of 259,118 share of the Issuers Common Stock.

Item 5.	Interest in Securities of the Issuer.
The following information with respect to the ownership of the Common Stock by the Reporting Persons filing this Statement on Schedule 13D is provided as of the date of this filing:

Reporting Person	Shares Held Directly	Sole Voting Power	Shared Voting Power (1)	Sole Dispositive Power	Shared Dispositive Power (1)	Beneficial Ownership	Percentage of Class
MDV VII	4,331,804	0	4,619,796	0	4,619,796	4,619,796	21.0	%(2)
MDV VII Leaders	0	0	4,619,796	0	4,619,796	4,619,796	21.0	%(2)
MDV ENF VII(A)	0	0	4,619,796	0	4,619,796	4,619,796	21.0	%(2)
MDV ENF VII(B)	0	0	4,619,796	0	4,619,796	4,619,796	21.0	%(2)
MDV IX	287,992	0	4,619,796	0	4,619,796	4,619,796	21.0	%(2)
MDV ENF IX	0	0	4,619,796	0	4,619,796	4,619,796	21.0	%(2)
MDV VII GP	0	0	4,619,796	0	4,619,796	4,619,796	21.0	%(2)
MDV IX GP	0	0	4,619,796	0	4,619,796	4,619,796	21.0	%(2)
Feiber	0	0	4,619,796	0	4,619,796	4,619,796	21.0	%(2)
Schoendorf	0	0	4,619,796	0	4,619,796	4,619,796	21.0	%(2)
Ericson	49,000	49,000	4,619,796	0	4,619,796	4,668,796	21.2	%(3)

(1)        Feiber and Schoendorf are managing members of MDV VII GP, which serves as the general partner of MDV VII, as nominee for the MDV VII Funds, and share voting and dispositive power over the shares held by the MDV VII Funds. Ericson is a general partner with Mohr Davidow Ventures and may be deemed to indirectly beneficially own the shares held by the MDV VII Funds. Feiber and Ericson are managing members of MDV IX GP, which serves as the general partner of MDV IX, as nominee for the MDV IX Funds, and share voting and dispositive power over the shares held by the MDV IX Funds. MDV VII GP and MDV IX GP own no securities of the Issuer directly.

(2)       This percentage is calculated based upon the 21,982,429 shares of Common Stock outstanding as of October 31, 2016 set forth in the Company’s 10-Q, filed with the SEC on November 3, 2016.

(3)       This percentage is calculated based upon the 21,982,429 shares of Common Stock outstanding as of October 31, 2016 set forth in the Company’s 10-Q, filed with the SEC on November 3, 2016, plus (ii) 49,000 shares of Common Stock underlying options held by the Reporting Person.

The information provided in Item 3 is hereby incorporated by reference.

CUSIP No. 00548A106

Item 7.	Material to be Filed as Exhibits.
Agreement regarding joint filing of Schedule 13D.

CUSIP No. 00548A106

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2017

MDV VII, L.P.		MDV ENF IX, L.P.

By:	Seventh MDV Partners, L.L.C.	By:	Ninth MDV Partners, L.L.C.
Its:	General Partner	Its:	General Partner

By:	/s/ Jonathan Feiber	By:	/s/ William Ericson
Name:	Jonathan Feiber	Name:	William Ericson
Title:	Managing Member	Title:	Managing Member

MDV VII Leaders’ Fund, L.P.		Seventh MDV Partners, L.L.C.

By:	Seventh MDV Partners, L.L.C.	By:	/s/ Jonathan Feiber
Its:	General Partner	Name:	Jonathan Feiber
		Title:	Managing Member
By:	/s/ Jonathan Feiber
Name:	Jonathan Feiber	Ninth MDV Partners, L.L.C.
Title:	Managing Member
		By:	/s/ William Ericson
MDV ENF VII(A), L.P.		Name:	William Ericson
		Title:	Managing Member
By:	Seventh MDV Partners, L.L.C.
Its:	General Partner
/s/ Jonathan Feiber
By:	/s/ Jonathan Feiber	Jonathan Feiber
Name:	Jonathan Feiber
Title:	Managing Member

MDV ENF VII(B), L.P.		/s/ Nancy Schoendorf
Nancy Schoendorf
By:	Seventh MDV Partners, L.L.C.
Its:	General Partner

By:	/s/ Jonathan Feiber	/s/ William Ericson
Name:	Jonathan Feiber	William Ericson
Title:	Managing Member

MDV IX, L.P.

By:	Ninth MDV Partners, L.L.C.
Its:	General Partner

By:	/s/ William Ericson
Name:	William Ericson
Title:	Managing Member

CUSIP No. 00548A106

Exhibit A

AGREEMENT

Pursuant to Rule 13d-1(k)(1) promulgated pursuant to the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached Schedule 13D is being filed on behalf of each of the undersigned.

Dated: February 9, 2017

MDV VII, L.P.		MDV ENF IX, L.P.

By:	Seventh MDV Partners, L.L.C.	By:	Ninth MDV Partners, L.L.C.
Its:	General Partner	Its:	General Partner

By:	/s/ Jonathan Feiber	By:	/s/ William Ericson
Name:	Jonathan Feiber	Name:	William Ericson
Title:	Managing Member	Title:	Managing Member

MDV VII Leaders’ Fund, L.P.		Seventh MDV Partners, L.L.C.

By:	Seventh MDV Partners, L.L.C.	By:	/s/ Jonathan Feiber
Its:	General Partner	Name:	Jonathan Feiber
		Title:	Managing Member
By:	/s/ Jonathan Feiber
Name:	Jonathan Feiber	Ninth MDV Partners, L.L.C.
Title:	Managing Member
		By:	/s/ William Ericson
MDV ENF VII(A), L.P.		Name:	William Ericson
		Title:	Managing Member
By:	Seventh MDV Partners, L.L.C.
Its:	General Partner
/s/ Jonathan Feiber
By:	/s/ Jonathan Feiber	Jonathan Feiber
Name:	Jonathan Feiber
Title:	Managing Member

MDV ENF VII(B), L.P.		/s/ Nancy Schoendorf
Nancy Schoendorf
By:	Seventh MDV Partners, L.L.C.
Its:	General Partner

By:	/s/ Jonathan Feiber	/s/ William Ericson
Name:	Jonathan Feiber	William Ericson
Title:	Managing Member

MDV IX, L.P.

By:	Ninth MDV Partners, L.L.C.
Its:	General Partner

By:	/s/ William Ericson
Name:	William Ericson
Title:	Managing Member